RNS Statement re Company Event STATEMENT RE DIRECTOR REMUNERATION REPORT AGM VOTE UNILEVER PLC Released 16:33:30 30 October 2023 RNS Number : 7569R Unilever PLC 30 October 2023 Unilever PLC Statement detailing outcome of shareholder engagement following Directors' Remuneration Report (DRR) vote at the Annual General Meeting (AGM) on 3 May 2023 At the 2023 AGM, the resolution to receive and adopt the Directors' Remuneration Report (Resolution 2) was not passed, with a minority of 42% of votes cast in favour of the resolution. Following the AGM, the Company has undertaken an extensive engagement exercise with shareholders to discuss this voting outcome. During this period, we contacted 28 of our largest shareholders representing around 40% of the shares on our shareholder register, inviting them to meet. 24 shareholders accepted this invitation and we conducted a total of 37 meetings during the engagement exercise. The feedback received from this process informed us that the primary reason for the limited support for the DRR was the approach taken to setting the incoming CEO's remuneration on appointment. Specifically, whilst the majority of shareholders agreed that the fixed pay level for the new CEO appropriately reflected the size and complexity of the role, there was a preference that alignment with the market could have been achieved gradually, rather than in one step on appointment. The Compensation Committee considered this feedback carefully and the Board has decided to freeze the CEO's fixed pay for the next two years. Therefore, he will not be eligible for a fixed pay increase in 2024 or 2025, with the Compensation Committee next reviewing his fixed pay level in 2026. This approach of restricting any increases over the first years of appointment is intended to reflect and align with shareholder views in the engagement process that market alignment should be achieved in 2-3 years following appointment. Discussions with shareholders were not limited to the response to the vote. We have also started discussions with shareholders on the renewal of our Remuneration Policy in 2024 and its implementation. The feedback received to date has been valuable and will help to shape our final proposals. We will engage further with shareholders on the Remuneration Policy as required ahead of the Committee finalising the proposed approach which will be published in the remuneration report early next year. We would like to thank all the shareholders who spent time spent engaging with us. The perspectives of our major shareholders are a critical input into the Committee's deliberations, and we continue to be committed to ongoing and open dialogue, including as we consider our 2024 Remuneration Policy. Unilever PLC is publishing this statement as required by the UK Corporate Governance Code in response to the votes received against the DRR resolution at our AGM on 3 May 2023. Andrea Jung Chair of the Compensation Committee This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END STRNKKBNABDDBKN London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.